# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Venus Concept Inc., CIK 0001409269
CUSIP: 92332W303
Title of class of securities: Common Stock, Par Value $0.0001 Per Share
Address of issuer's principal executive offices: 235 Yorkland Blvd., Suite 900, Toronto, Ontario Canada (A6), M2J 4Y8
Date of event which requires filing of this statement: 01/13/2026
Filed by CIK 0001787423
Persons authorized to receive notices and communications: Matthew Girandola CCO, 330 Madison Avenue, Floor 33, New York, New York (NY), 10017, (646) 560-5490

## Reporting persons
- MADRYN ASSET MANAGEMENT, LP (CIK 0001787423): type of reporting person: partnership (PN), investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO), affiliate funds (AF); sole voting power 0; shared voting power 18,763,125; sole dispositive power 0; shared dispositive power 18,763,125; aggregate amount beneficially owned 18,763,125 (91% of the class)
- MADRYN HEALTH PARTNERS, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 6,942,600; sole dispositive power 0; shared dispositive power 6,942,600; aggregate amount beneficially owned 6,942,600 (33.7% of the class)
- MADRYN HEALTH PARTNERS (CAYMAN MASTER), LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 11,820,525; sole dispositive power 0; shared dispositive power 11,820,525; aggregate amount beneficially owned 11,820,525 (57.3% of the class)
- MADRYN HEALTH ADVISORS, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO), affiliate funds (AF); sole voting power 0; shared voting power 18,763,125; sole dispositive power 0; shared dispositive power 18,763,125; aggregate amount beneficially owned 18,763,125 (91% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $0.0001 Per Share
Name of issuer: Venus Concept Inc.
Address of issuer's principal executive offices: 235 Yorkland Blvd., Suite 900, Toronto, Ontario Canada (A6), M2J 4Y8
Comment: This Amendment No. 12 ("Amendment No. 12") amends and supplements the Schedule 13D originally filed by the Reporting Persons (as defined below) with the Securities and Exchange Commission on December 18, 2020 (as amended to date, this "Schedule 13D").

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Items 3 and 6 of this Statement is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the securities reported herein for investment purposes. In their capacity as a significant stockholder of the Company, the Reporting Persons have taken and intend to continue to take an active role in working with the Company's management and the board of directors on operational, financial and strategic initiatives, including in connection with the evaluation by the Company's board of directors of potential strategic alternatives as disclosed in the Company's Current Report on Form 8-K filed on January 24, 2024. The Reporting Persons intend to review their investments in the Company on a continuing basis. Depending on various factors, including but not limited to the Company's financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, compliance with applicable listing standards, various laws and regulations applicable to the Company and companies in its industry and the Reporting Persons' ownership in the Company and position as lender to the Company, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Company as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Statement. Without limiting the foregoing, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional shares of Common Stock or other securities of the Company (including any combination or derivative thereof), dispose, or cause affiliates to dispose, of some or all of their Common Stock or other securities of the Company or continue to hold, or cause affiliates to hold, Common Stock or other securities of the Company.

In addition, without limitation, the Reporting Persons have engaged and intend to continue engaging in discussions with management or the board of directors of the Company about its business, operations, strategy, plans and prospects. In addition, without limitation, the Reporting Persons have engaged and intend to continue engaging in discussions with management, the board of directors of the Company, stockholders or other securityholders of or lenders to the Company and other relevant parties or take other actions concerning the offering and sale of securities by the Company or other financing transactions by the Company, any extraordinary corporate transaction (including, but not limited to, a merger, reorganization, recapitalization or liquidation), a sale or transfer of a material amount of assets, a change in the board of directors or management, a material change in the capitalization or dividend policies, other material changes in the Company's business or corporate structure, changes in the Company's charter, bylaws or other actions that may impede the acquisition of control, de-listing or de-registration of the Issuer, or similar actions.

On April 23, 2024, the Funds purchased the entire outstanding principal amount of the indebtedness outstanding under the MSLP Loan Agreement (the "MSLP Loan") from the City National Bank of Florida.

On May 3, 2024, the Reporting Persons delivered a nonbinding transaction proposal (the "Proposal") to the Company concerning a proposed restructuring of the Company's current debt and equity capital structure. Pursuant to the Proposal, the Reporting Persons would exchange a portion of the MSLP Loan and/or other debt instruments held by the Reporting Persons for Common Stock, in addition to entering into a new senior secured credit facility as a part of a comprehensive restructuring of the Company's outstanding debt. As a result of the transactions contemplated by the Proposal, the Reporting Persons and their affiliates would become the majority owners of the Company's common stock on a fully diluted basis.

The Proposal was unilateral and non-binding and, once structured and agreed upon, would be conditioned on, among other things, the negotiation and execution of definitive documentation setting forth the terms of a transaction between the Company and the Reporting Persons, as well as the Company successfully completing an equity financing and obtaining requisite stockholder consents. There can be no assurance that a definitive agreement with respect to the Proposal will be executed or, if executed, whether the transaction will be consummated. The Reporting Persons may, directly or indirectly, take such additional steps as they may deem appropriate to further the Proposal.

The foregoing does not purport to be complete and is qualified in its entirety by reference to the full text of the Proposal filed as an exhibit hereto and incorporated by reference herein.

The Company and the Reporting Persons have engaged and intend to continue to engage in discussions relating to the implementation of the transactions contemplated by the Proposal and alternatives to such transactions. While the Reporting Persons have engaged in discussions with the Company to agree the terms of the transactions contemplated by the Proposal and alternatives to such transactions, there is no certainty as to the outcome of such discussions, or as to the timing for execution of any definitive agreement. As of the date hereof, no agreement has been reached nor has any definitive documentation been entered into by the Company and the Reporting Persons with respect to the transactions contemplated by the Proposal or alternatives to such transactions.

On May 24, 2024, September 26, 2024, March 31, 2025, June 30, 2025 and September 30, 2025, the Company and the Reporting Persons entered into the May 2024 Exchange Agreement, September 2024 Exchange Agreement, March 2025 Exchange Agreement, June 2025 Exchange Agreement and September 2025 Exchange Agreement, respectively, pursuant to which the Funds exchanged a portion of the MSLP Loan, the 2023 Convertible Notes, the March 2025 Convertible Notes or the June 2025 Convertible Notes, as applicable, for Series Y Preferred Stock.

On June 25, 2025, the Company's shareholders approved the issuance of the shares of Common Stock underlying the June 2025 Convertible Notes, Series X Preferred Stock and Series Y Preferred Stock which had previously been subject to limitations on convertibility imposed by the rules and regulations of the Nasdaq Capital Market.

On January 13, 2026, Madryn discussed with the Company's board of directors its desire for the Company to reduce operational costs, including the potential delisting and deregistration of the Company's Common Stock.

## Signatures
- MADRYN ASSET MANAGEMENT, LP: /s/ Matthew Girandola, Matthew Girandola / Chief Compliance Officer (01/15/2026)
- MADRYN HEALTH PARTNERS, LP: /s/ Matthew Girandola, Matthew Girandola / Chief Compliance Officer (01/15/2026)
- MADRYN HEALTH PARTNERS (CAYMAN MASTER), LP: /s/ Matthew Girandola, Matthew Girandola / Chief Compliance Officer (01/15/2026)
- MADRYN HEALTH ADVISORS, LP: /s/ Matthew Girandola, Matthew Girandola / Chief Compliance Officer (01/15/2026)
Comment: In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named above agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.